# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: JACK IN THE BOX INC, CIK 0000807882
CUSIP: 466367109
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 9357 SPECTRUM CENTER BLVD, SAN DIEGO, California (CA), 92123-1516
Date of event which requires filing of this statement: 01/12/2026
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Filed by CIK 0001726173
Persons authorized to receive notices and communications: Sardar Biglari, Biglari Holdings Inc., 19100 Ridgewood Pkwy, Suite 1200, San Antonio, Texas (TX), 78259, 210-344-3400; Michael Neidell, Esq., Olshan Frome Wolosky LLP, 1325 Avenue of the Americas, New York, New York (NY), 10019, 212-451-2300

## Reporting persons
- Biglari Holdings Inc. (CIK 0001726173): type of reporting person: corporation (CO); citizenship or place of organization: Indiana (IN); source of funds: other (OO); sole voting power 200,617; shared voting power 0; sole dispositive power 200,617; shared dispositive power 0; aggregate amount beneficially owned 200,617 (1.1% of the class)
- LION FUND, L.P. (CIK 0001334426): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 542,700; shared voting power 0; sole dispositive power 542,700; shared dispositive power 0; aggregate amount beneficially owned 542,700 (2.9% of the class)
- LION FUND II, L.P. (CIK 0001580602): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 1,140,952; shared voting power 0; sole dispositive power 1,140,952; shared dispositive power 0; aggregate amount beneficially owned 1,140,952 (6% of the class)
- Southern Pioneer Property & Casualty Insurance Company: type of reporting person: insurance company (IC); citizenship or place of organization: Arkansas (AR); source of funds: working capital (WC); sole voting power 106,317; shared voting power 0; sole dispositive power 106,317; shared dispositive power 0; aggregate amount beneficially owned 106,317 (0.6% of the class)
- First Guard Insurance Company: type of reporting person: insurance company (IC); citizenship or place of organization: Arizona (AZ); source of funds: working capital (WC); sole voting power 21,900; shared voting power 0; sole dispositive power 21,900; shared dispositive power 0; aggregate amount beneficially owned 21,900 (0.1% of the class)
- Biglari Reinsurance Ltd. (CIK 0002035328): type of reporting person: corporation (CO); citizenship or place of organization: Bermuda (D0); source of funds: working capital (WC), other (OO); sole voting power 148,217; shared voting power 0; sole dispositive power 148,217; shared dispositive power 0; aggregate amount beneficially owned 148,217 (0.8% of the class)
- Biglari Insurance Group Inc. (CIK 0002034968): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 148,217; shared voting power 0; sole dispositive power 148,217; shared dispositive power 0; aggregate amount beneficially owned 148,217 (0.8% of the class)
- Western Sizzlin Corporation: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 52,400; shared voting power 0; sole dispositive power 52,400; shared dispositive power 0; aggregate amount beneficially owned 52,400 (0.3% of the class)
- BIGLARI CAPITAL CORP. (CIK 0001334429): type of reporting person: other (OO); citizenship or place of organization: Texas (TX); source of funds: affiliate funds (AF); sole voting power 1,683,652; shared voting power 0; sole dispositive power 1,683,652; shared dispositive power 0; aggregate amount beneficially owned 1,683,652 (8.9% of the class)
- BIGLARI, SARDAR (CIK 0001334430): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 1,884,269; shared voting power 0; sole dispositive power 1,884,269; shared dispositive power 0; aggregate amount beneficially owned 1,884,269 (9.98% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: JACK IN THE BOX INC
Address of issuer's principal executive offices: 9357 SPECTRUM CENTER BLVD, SAN DIEGO, California (CA), 92123-1516

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended to add the following:

The Reporting Persons have withdrawn their nomination of Douglas Thompson as a nominee at the Annual Meeting due to his appointment as Chief Operations Officer of CAVA. The Reporting Persons intend to continue to engage in discussions with the Issuer regarding the composition of the Board, including with respect to an alternate, qualified candidate proposed by the Reporting Persons, and, depending on the outcome thereof, may determine to engage in a withhold campaign against one or more directors of the Issuer at the Annual Meeting.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby amended to add the following:

The disclosure in Item 4 is hereby incorporated by reference herein.

On January 14, 2026, the Reporting Persons terminated the Joint Filing and Solicitation Agreement and entered into a new Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. A copy of the Joint Filing Agreement is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is hereby amended to add the following exhibit:

99.1 - Joint Filing Agreement by and among the Reporting Persons, dated January 14, 2026.

## Signatures
- Biglari Holdings Inc.: /s/ Sardar Biglari, Sardar Biglari, Chairman and Chief Executive Officer (01/14/2026)
- LION FUND, L.P.: /s/ Sardar Biglari, Sardar Biglari, Chairman and Chief Executive Officer of Biglari Capital Corp., its general partner (01/14/2026)
- LION FUND II, L.P.: /s/ Sardar Biglari, Sardar Biglari, Chairman and Chief Executive Officer of Biglari Capital Corp., its general partner (01/14/2026)
- Southern Pioneer Property & Casualty Insurance Company: /s/ Sardar Biglari, Sardar Biglari, Authorized Signatory (01/14/2026)
- First Guard Insurance Company: /s/ Sardar Biglari, Sardar Biglari, Authorized Signatory (01/14/2026)
- Biglari Reinsurance Ltd.: /s/ Sardar Biglari, Sardar Biglari, Chairman and Chief Executive Officer (01/14/2026)
- Biglari Insurance Group Inc.: /s/ Sardar Biglari, Sardar Biglari, Chairman of the Board (01/14/2026)
- Western Sizzlin Corporation: /s/ Sardar Biglari, Sardar Biglari, President (01/14/2026)
- BIGLARI CAPITAL CORP.: /s/ Sardar Biglari, Sardar Biglari, Chairman and Chief Executive Officer (01/14/2026)
- BIGLARI, SARDAR: /s/ Sardar Biglari, Sardar Biglari (01/14/2026)